InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

April 30, 2010

Securities and Exchange Commission
Washington, DC
To: Damon Colbert
From:           InnerLight Holdings, Inc.
By:               Heber Maughan, CFO

RE:	InnerLight Holdings, Inc.
Registration No 333-152430

InnerLight Holdings, Inc. (“InnerLight”) filed an S-1 Registration Statement which was effective as of July 22, 2009. The registration statement and the Prospectus of the Company required a minimum investment of $1,000,000 from stock subscription agreements. As of the date of the writing of this letter, the Company did not receive the entire $1,000,000 “all-or-none” stock subscription amount as stated in the Prospectus.

From July 22, 2009 the Company continued in its endeavor to sell the minimum $1,000,000 offering for next 270 days. subsequent to the effective date of the S-1 registration. After the 270 days had elapsed, the Company filed a post-effective amendment withdrawing from sale to the public the $1,000,000 stock offering. The Company’s intention in filing the post-effective amendment was to withdraw its S-1 registration.

By way of information, the Company’s SEC lawyer and escrow agent for the stock offering, William J. Reilly, Esq., converted a significant amount of the stock subscription funds that were to be held in his escrow account. The Company in the fall of 2009 reported Reilly’s actions to the United States Attorney in Salt Lake City, the Federal Bureau of Investigation’s office in Salt Lake City and to the SEC Enforcement office in Salt Lake City. To date no action has been taken by any of these entities regarding Reilly’s actions.

Mr. Reilly, who was terminated by the Company in the fall of 2009 at no time advised the Company that it had reporting obligations under the Securities Act of 1934. No stock was authorized to be issued by the Company to any public investor.

InnerLight desires to withdraw its S-1 Registration Statement effective July 22, 2009.

Sincerely,

/s/ Heber Maughan
Heber Maughan
Chief Financial Officer